Exhibit 99.1

B.O.S. Better Online Solutions Ltd.

20 Freiman Street

Rishon LeZion 7535825

Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on December 7, 2023

To our Shareholders:

You are invited to attend an Annual Meeting of Shareholders of B.O.S. Better Online Solutions Ltd. (the “Company”) to be held at the Company’s offices, at 20 Freiman Street, Rishon LeZion, Israel on December 7, 2023 at 4:00 P.M. local time, and thereafter as it may be adjourned from time to time (the “Meeting”) for the following purposes:

1.	To elect the following to serve as a director on the Company’s Board of Directors (the “Board”) for such term as set forth below, and until his successor has been duly elected and qualified:

Yaron Eldad – for a term of 3 years (Class B).

2.	To approve an extension of the 2003 Israeli Share Option Plan, as amended.

3.	To approve the Company’s Compensation Policy, including new clawback provisions required by the Nasdaq Stock Market.

4.	To appoint Fahn Kanne & Co. Grant Thornton Israel, as the Company’s Independent Auditors for the year ending December 31, 2023, and for such additional period until the next annual general meeting of shareholders.

5.	To review the Auditor’s Report and the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2022.

The Board has fixed the close of business on November 6, 2023, as the date for determining the holders of record of Ordinary Shares entitled to notice of and to vote at the Meeting and any adjournments thereof.

Proposals 1, 2 and 4 are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

Proposal 3 is a special resolution, which requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a personal interest in the resolution are voted in favor of the resolution, disregarding abstentions; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a personal interest in the resolution, voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

“Controlling” for the purpose of the preceding paragraph means the ability to direct the acts of the Company.  Any person holding twenty five percent (25%) or more of the voting power of the Company or the right to appoint directors or the Chief Executive Officer is presumed to have control of the Company.

A “personal interest” is defined as a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes any members of his/her (or his/her spouse’s) immediate family or the spouses of any such members of his or her (or his/her spouse’s) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but excluding a personal interest arising solely from holding of shares in the Company.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying Proxy Card is requested to indicate if he, she or it has a personal interest in connection with a certain proposal. If any shareholder casting a vote does not explicitly indicate on the proxy card that he, she or it has a personal interest with respect to a certain proposal where such indication is required, then the vote on the applicable item shall not be counted.

The review of our audited Consolidated Financial Statements for the fiscal year ended December 31, 2022, described in proposal 5 does not involve a vote of our shareholders.

Further details of these matters to be considered at the Meeting are contained in the attached Proxy Statement. Copies of the resolutions to be adopted at the Meeting will be available to any shareholder entitled to vote at the meeting for review at the Company’s offices during regular business hours.

The Board believes that the shareholders of the Company should be represented as fully as possible at the Meeting and encourages your vote. Whether or not you plan to be present, kindly complete, date and sign the enclosed proxy card exactly as your name appears on the envelope containing this Notice of Annual General Meeting and mail it promptly so that your votes can be recorded. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting. The Company’s Proxy Statement is furnished herewith. The presence, in person or by proxy, of at least two shareholders holding at least 33⅓% of the voting rights, will constitute a quorum at the Meeting.

Joint holders of Ordinary Shares should take note that, pursuant to Article 14.13 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the shareholders’ register.

Position Statements. Shareholders may send the Company position statements on an agenda item in English, no later than November 27, 2023.

By Order of the Board of Directors,

Ziv Dekel, Chairman of the Board of Directors

October 31, 2023

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY NO LATER THAN 48 HOURS PRIOR TO THE MEETING

B.O.S. Better Online Solutions Ltd.

20 Freiman Street

Rishon LeZion 7535825

Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on December 7, 2023

PROXY STATEMENT

This Proxy Statement is furnished to the holders of ordinary shares, of no nominal value (the “Ordinary Shares”), of B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) in connection with the solicitation of proxies to be voted at the Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held in Israel at the Company’s offices at 20 Freiman Street, Rishon LeZion, Israel on December 7, 2023 at 4:00 P.M. local time, and thereafter as it may be adjourned from time to time.

At the Meeting, shareholders of the Company will be asked to vote upon the following matters:

1.	To elect the following to serve as a director on the Company’s Board of Directors (the “Board”) for such terms as set forth below, and until his successor has been duly elected and qualified:

Yaron Eldad – for a term of 3 years (Class B).

2.	To approve an extension of the 2003 Israeli Share Option Plan, as amended.

3.	To approve the Company’s Compensation Policy, including new clawback provisions required by the Nasdaq Stock Market.

4.	To appoint Fahn Kanne & Co. Grant Thornton Israel, as the Company’s Independent Auditors for the year ending December 31, 2023, and for such additional period until the next annual general meeting of shareholders.

5.	To review the Auditor’s Report and the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2022.

A proxy card for use at the Meeting and a return envelope for the proxy card are enclosed. By signing the proxy card, shareholders may vote their shares at the Meeting whether or not they attend. Upon the receipt of a properly signed and dated proxy card in the form enclosed, the shares represented thereby shall be voted in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated (but the shareholder did indicate that it does not have a personal interest where required), then in accordance with the recommendations of the Board of Directors. The Company knows of no other matters to be submitted at the Meeting other than as specified in the Notice of the Annual General Meeting of Shareholders enclosed with this Proxy Statement. Shares represented by executed and unrevoked proxies will be voted. On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present.

The proxy solicited hereby may be revoked at any time prior to its exercise, by the substitution with a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting.

The Company expects to mail this Proxy Statement and the enclosed form of proxy card to shareholders on or about November 8, 2023. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and employees of the Company, without receiving additional compensation therefore, may solicit proxies by telephone, facsimile, electronic mail, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of shares of the Company held of record by such persons, and the Company will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

Shareholders Entitled to Vote. Only holders of record of Ordinary Shares at the close of business on November 6, 2023, are entitled to notice of and to vote at the Meeting. The Company had 5,748,018 Ordinary Shares issued and outstanding on September 30, 2023. Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. The Articles of Association of the Company do not provide for cumulative voting for the election of the directors or for any other purpose. The presence, in person or by proxy, of at least two shareholders holding at least 33⅓% of the voting rights, will constitute a quorum at the Meeting.

Votes Required.

Proposals 1, 2 and 4 are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

Proposal 3 is a special resolution, which requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a personal interest in the resolution are voted in favor of the resolution, disregarding abstentions; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a personal interest in the resolution, voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

“Controlling” for the purpose of the preceding paragraph means the ability to direct the acts of the Company.  Any person holding twenty five percent (25%) or more of the voting power of the Company or the right to appoint directors or the Chief Executive Officer is presumed to have control of the Company.

A “personal interest” is defined as a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes any members of his/her (or his/her spouse’s) immediate family or the spouses of any such members of his or her (or his/her spouse’s) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but excluding a personal interest arising solely from holding of shares in the Company.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying Proxy Card is requested to indicate if he, she or it has a personal interest in connection with a certain proposal. If any shareholder casting a vote does not explicitly indicate on the proxy card that he, she or it has a personal interest with respect to a certain proposal where such indication is required, then the vote on the applicable item shall not be counted.

The review of our audited Consolidated Financial Statements for the fiscal year ended December 31, 2022, described in proposal 5 does not involve a vote of our shareholders.

Further details of these matters to be considered at the Meeting are contained in the attached Proxy Statement. Copies of the resolutions to be adopted at the Meeting will be available to any shareholder entitled to vote at the meeting for review at the Company’s offices during regular business hours.

The Board believes that the shareholders of the Company should be represented as fully as possible at the Meeting and encourages your vote. Whether or not you plan to be present kindly complete, date and sign the enclosed proxy card exactly as your name appears on the envelope containing this Notice of Annual General Meeting and mail it promptly so that your votes can be recorded. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting. The Company’s Proxy Statement is furnished herewith.

Joint holders of Ordinary Shares should take note that, pursuant to Article 14.13 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the shareholders’ register.

Position Statements. Shareholders may send the Company position statements on an agenda item in English, no later than November 27, 2023.

By Order of the Board of Directors,

Ziv Dekel, Chairman of the Board of Directors

October, 2023

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY NO LATER THAN 48 HOURS PRIOR TO THE MEETING.

I.	PRINCIPAL SHAREHOLDERS; EXECUTIVE COMPENSATION

The following table sets forth, as of September 30, 2023, to the Company’s knowledge, information as to each person known to the Company to be the beneficial owner of more than five percent (5%) of the Company’s outstanding Ordinary Shares. To the Company’s knowledge, based on information provided by the owners, the beneficial owners of the shares listed below have sole investment and voting power with respect to those shares.

Applicable percentage ownership in the following table is based on 5,748,018 shares outstanding as of September 30, 2023.

The shareholders’ holdings reflect their voting rights. The Company’s major shareholders do not have different voting rights than other shareholders, with respect to their shares.

	Shares Beneficially Owned
Name and Address	Outstanding Shares	Warrant Shares	Total Shares	Percent
Todd M. Felte 7377 East Doubletree Ranch Rd Suite 290 Scottsdale AZ	586,562	157,000	743,562	12.6%
Janney Montgomery Scott LLC(1)	524,481		524,481	9.1%

(1)	According to a 13G report dated October 8, 2021, which contained information with respect to share Janney Montgomery Scott’s ownership as of October 8, 2021.

Summary Compensation Table

The following table outlines the compensation granted to our most highly compensated office holders and employees during or with respect to the year ended December 31, 2022.

For purposes of the table and the summary below, “compensation” includes base salary, discretionary and non-equity incentive bonuses, equity-based compensation, payments accrued or paid in connection with retirement or termination of employment, and personal benefits and perquisites such as car and social benefits paid to or earned by each listed executive during the year ended on December 31, 2022.

Name	Position	Salary Cost	Non-equity incentive bonuses	equity-based compensation	Car expenses	Total
Eyal Cohen	CEO	$290,000	-	$49,000	$18,000	$357,000

Avidan Zelicovsky	President and Head of the Supply Chain division	$272,000	$52,000	$8,000	$13,000	$345,000

Moshe Zeltzer	CFO	$128,000	$13,000	$8,000	$17,000	$166,000

Hagit Eliyahu	VP, Supply Chain division	$138,000	$283,000	$-	$19,000	$440,000

Uzi Parizat	VP Sales & Marketing, RFID division	$186,000	$35,000	$2,000	$22,000	$245,000

II.	RESOLUTIONS

At the Meeting, the shareholders are requested to elect the following person, for such term as set forth below and until his successor has been duly elected and qualified:

Yaron Eldad – for a term of 3 years (Class B).

The Company’s Articles of Association currently provide that the number of directors in the Company shall be determined from time to time by the annual general meeting, provided that it shall neither be less than four (4) nor more than seven (7).

Following the reelection of Mr. Yaron Eldad, the Company’s Board shall comprise of 4 members.

Regulation 5D of the Israeli Companies Regulations (Reliefs for Public Companies whose Shares are Listed on a Stock Exchange Outside of Israel), 2000 provides that a public company with securities listed on the Nasdaq Capital Market that has no controlling shareholder, may elect to be exempt from the requirements under the Companies Law, 5759-1999 (the “Companies Law”), to appoint external directors. The Company has adopted this exemption and consequently the Company’s Board of Directors does not include external directors, as defined under the Companies Law.

The Companies Law provides that a nominee for a position of a director shall have declared to the Company that he or she complies with the qualifications prescribed by the Companies Law for appointment as a director. Each of the proposed nominees has declared to the Company that he complies with such qualifications.

The nominee named in this proposal 1, if elected, shall hold office for the term noted above, and until his successor has been duly elected and qualified, unless any office is vacated earlier. The Company is unaware of any reason why the nominee, if elected, should be unable to serve as a director. The nominee has advised the Board that he intends to serve as a director if elected.

Nominee for the Board of Directors

Set forth below is information about the nominee, including age, position(s) held with the company, principal occupation, business history and other directorships held.

Name	Age	Position
Mr. Yaron Eldad (1)	58	Chairman of the Audit and Compensation Committees

(1)	Mr. Yaron Eldad holds options to purchase 7,500 Ordinary Shares, which he received upon his appointment as a director, in accordance with the Shareholders resolution on October 31, 2019.

Mr. Yaron Eldad joined our Board of Directors in January 2021 and was appointed Chairman of the Audit Committee and Compensation Committee. Since 2010, Mr. Eldad has been serving as the CEO and CFO of Yamba Group Ltd, an international trading company specializing in consumer electronic products. From 2008 until 2010, Mr. Eldad has served as the CFO at Recoly NV, and from 1995 until 2008 as the CFO at e-SIM Ltd. Mr. Eldad holds a Master’s Degree in Business Administration (strategic management) from the Hebrew University, an M.A in law from the Bar Ilan University, and a B.A in Economics and Accounting from the Ben Gurion University. The Company’s Board has determined that Mr. Eldad is an independent director and a financial expert in accordance with the SEC and Nasdaq rules.

Compensation of Directors and Officers

The following table presents the total compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2022 (6 persons):

Year ended December 31, 2022
Salaries, Directors’ fees, Service fees, Commissions and Bonus	$775
Pension, Retirement and Similar benefits	$112

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to elect the following person to the Board, for such term as set forth below and until his successor has been duly elected and qualified: Yaron Eldad – for a term of 3 years (Class B).”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

2. EXTENSION OF THE 2003 ISRAELI SHARE OPTION PLAN

Under the 2003 Israeli Share Option Plan, as amended, (the “Plan”), employees, directors, consultants and service providers of the Company or its subsidiaries may be offered an opportunity to acquire Ordinary Shares of the Company.

In May 2003 the Company’s shareholders approved the adoption of the Plan for an original ten year term. In December 2012, the Company’s shareholders approved a 10 year extension to the Plan, according to which the Board of Directors may grant options under the Plan through May 31, 2023.

On May 28, 2023, the Board of Directors further approved an additional 10 year extension to the Plan, according to which the Board of Directors may grant options under the Plan through May 31, 2033.

The Board of Directors believes that the extension of the term of the Plan until May 31, 2023, is in the best interests of the shareholders. The proposed extension does not affect the terms of any options previously granted by the Company.

The complete text of the Plan, as amended, is attached to this Proxy Statement as Exhibit A.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve an extension to the Company’s 2003 Israeli Stock Option Plan, by an additional ten (10) years’ period, until May 31, 2033, and to amend the Plan accordingly.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

3. APPROVAL OF THE COMPANY’S COMPENSATION POLICY, INCLUDING NEW CLAWBACK PROVISIONS REQUIRED BY THE NASDAQ STOCK MARKET.

Under the Companies Law, a public company is required to adopt a compensation policy, which must comply with the terms of the Companies Law and set forth the terms of service and employment of the Company’s directors and officers. The Compensation Policy is to be approved by the Company's shareholders every three years. The Company’s current compensation policy was approved and adopted by the Company’s shareholders on December 16, 2020, and currently includes certain compensation recovery provisions.

Recently, the Nasdaq Stock Market released a rule that implements the Securities and Exchange Commission’s (“SEC”) clawback rule mandated by Section 954 of the Dodd-Frank Act. Accordingly, the Company must amend its compensation policy to include clawback provisions consistent with the Nasdaq listing rules.

The form of Compensation Policy of the Company attached hereto as Exhibit B includes a clawback policy which complies with the Nasdaq listing rules.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, that the Company’s Compensation Policy in the form attached hereto as Exhibit B, as presented to the shareholders, be, and same hereby is, approved.”

Vote Required

Under the Companies Law, the approval of this resolution requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a personal interest in the resolution are voted in favor of the resolution, disregarding abstentions; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a personal interest in the resolution, voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

4. APPOINTMENT OF INDEPENDENT AUDITORS

The Board of Directors recommends that the shareholders appoint Fahn Kanne & Co. Grant Thornton Israel (“Fahn Kanne”), as the independent auditors of the Company for the year ending December 31, 2023, and for such additional period, until the next annual general meeting of shareholders. Fahn Kanne have served as the Company’s independent auditors since 2017.

Pursuant to Section 24.2 to the Company’s Articles of Association, the auditor fees are set by the Company’s Board.

The table below summarizes the audit and other fees paid and accrued by the Company and its consolidated subsidiaries to Fahn Kanne during 2021 and 2022.

	Year Ended December 31, 2022		Year Ended December 31, 2021
	Amount	Percentage	Amount	Percentage
Audit Fees – Grant Thornton (1)	$95,000	100%	$88,000	100%
Other Fees – Grant Thornton (2)
Total	$95,000	100%	$88,000	100%

(1)	Audit fees are fees for audit services for each of the years shown in this table, including fees associated with the annual audit and audit services provided in connection with other statutory or regulatory filings.

(2)	Other fees are fees for professional services other than audit fees.

Audit Committee’s pre-approval policies and procedures:

The Audit Committee is responsible for the oversight of the independent auditors’ work, including the approval of services provided by the independent auditors. These services may include audit, audit-related, tax or other services, as described above. On an annual basis, the audit committee may pre-approve audit and non-audit services to be provided to the Company by its auditors, and set a budget for such services. Additional services not covered by the annual pre-approval may be approved by the Audit Committee on a case-by-case basis as the need for such services arises. Any services pre-approved by the Audit Committee must be permitted by applicable law.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, that Fahn Kanne be, and they hereby are, appointed as independent auditors of the Company for the year ending December 31, 2023, and for such additional period until the next annual general meeting of shareholders.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

5. REVIEW OF AUDITOR’S REPORT AND FINANCIAL STATEMENTS

At the Meeting, the Auditor’s Report and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2022, will be presented for review. The Company’s Audited Consolidated Financial Statements were filed by the Company with the U.S. Securities and Exchange Commission on Form 20-F on March 31, 2023, and appear on its website: www.sec.gov as well as on the Company’s website: www.boscorporate.com. These financial statements are not a part of this Proxy Statement. This item will not involve a vote of the shareholders.

OTHER BUSINESS

The Meeting is called for the purposes set forth in the Notice accompanying this Proxy Statement. As of the date of the Notice, the Board of Directors knows of no business which will be presented for consideration at the Meeting other than the foregoing matters. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

Shareholder Proposals for the Annual Meeting

Any shareholder of the Company who intends to present a proposal at the Meeting must satisfy the requirements of the Companies Law. For a shareholder proposal to be considered for inclusion in the Meeting, we must receive the written proposal in English at the Company’s offices no later than November 7, 2023.

Exhibit A

Plan

B.O.S BETTER ON-LINE SOLUTION LTD.

THE 2003 ISRAELI SHARE OPTION PLAN

(as amended on April 29, 2018

and on May 28, 2023)

(*In compliance with Amendment No. 132 of the Israeli Tax Ordinance, 2002)

TABLE OF CONTENTS

1. PURPOSE OF THE ISOP	1

2. DEFINITIONS	1

3. ADMINISTRATION OF THE ISOP	4

4. DESIGNATION OF PARTICIPANTS	5

5. DESIGNATION OF OPTIONS PURSUANT TO SECTION 102	6

6. TRUSTEE	7

7. SHARES RESERVED FOR THE ISOP	7

8. PURCHASE PRICE	8

9. ADJUSTMENTS	8

10. TERM AND EXERCISE OF OPTIONS	10

11. VESTING OF OPTIONS	11

12. PURCHASE FOR INVESTMENT	11

13. DIVIDENDS	12

14. RESTRICTIONS ON ASSIGNABILITY AND SALE OF OPTIONS	12

15. EFFECTIVE DATE AND DURATION OF THE ISOP	12

16. AMENDMENTS OR TERMINATION	12

17. GOVERNMENT REGULATIONS	13

18. CONTINUANCE OF EMPLOYMENT	13

19. GOVERNING LAW & JURISDICTION	13

20. TAX CONSEQUENCES	13

21. NON-EXCLUSIVITY OF THE ISOP	14

22. MULTIPLE AGREEMENTS	14

23. DATA PRIVACY	14

A-i

This plan, as amended from time to time, shall be known as B.O.S. Better On-Line Solution Ltd 2003 Israeli Share Option Plan (the “ISOP”).

1. PURPOSE OF THE ISOP

The ISOP is intended to provide an incentive to retain, in the employ of the Company and its Affiliates (as defined below), persons of training, experience, and ability, to attract new employees, directors, consultants, service providers and any other entity which the Board shall decide their services are considered valuable to the Company, to encourage the sense of proprietorship of such persons, and to stimulate the active interest of such persons in the development and financial success of the Company by providing them with opportunities to purchase shares in the Company, pursuant to the ISOP.

2. DEFINITIONS

For purposes of the ISOP and related documents, including the Grant Agreement, the following definitions shall apply:

2.1	“Affiliate” means any “employing company” within the meaning of Section 102(a) of the Ordinance.

2.2	(a) “Approved 102 Option” means an Option granted pursuant to Section 102(b) of the Ordinance and held in trust by a Trustee for the benefit of the Grantee;

(b) “Approved 102 Share” means a Share which is issued pursuant to Section 102(b) of the Ordinance and held in trust by the Trustee for the benefit of the Grantee;

(c) “Approved 102 Award” means any of “Approved 102 Option” or “Approved 102 Share”, as applicable.

2.3	“Board” means the Board of Directors of the Company.

2.4	“Capital Gain Option (CGO)” as defined in Section 5.4 below.

2.5	“Cause” means, (i) conviction of any felony involving moral turpitude or affecting the Company; (ii) any refusal to carry out a reasonable directive of the chief executive officer, the Board or the Grantee’s direct supervisor, which involves the business of the Company or its Affiliates and was capable of being lawfully performed; (iii) embezzlement of funds of the Company or its Affiliates; (iv) any breach of the Grantee’s fiduciary duties or duties of care of the Company; including without limitation disclosure of confidential information of the Company; and (v) any conduct (other than conduct in good faith) reasonably determined by the Board to be materially detrimental to the Company.

2.6	“Chairman” means the chairman of the Committee.

2.7	“Code” means the United States Internal Revenue Code of 1986, as now in effect or as hereafter amended.

2.8	“Committee” means a share option compensation committee of the Board, designated from time to time by the resolution of the Board, which shall consist of no fewer than two members of the Board. The Committee shall consist of directors who are “outside directors” as defined in Section 162(m) of the Code and “Non-Employee Directors” as defined in Rule 16b-3 promulgated by the Securities and Exchange Commission under the United States Securities Exchange Act of 1934. The Board will be able to delegate its authorities to the Committee subject to any applicable law.

2.9	“Company” means B.O.S Better On-line Solution Ltd., an Israeli company.

2.10	“Companies Law” means the Israeli Companies Law, 5759-1999.

2.11	“Controlling Shareholder” shall have the meaning ascribed to it in Section 32(9) of the Ordinance.

2.12	“Date of Grant” means, the date of grant of an Option, as determined by the Board and set forth in the Grantee’s Grant Agreement.

2.13	“Employee” means a person who is employed by the Company or its Affiliates, including an individual who is serving as a director or an office holder, but excluding Controlling Shareholder.

2.14	“Expiration Date” means the date upon which an Option shall expire, as set forth in Section 10.2 of the ISOP.

2.15	“Fair Market Value” means as of any date, the value of a Share determined as follows:

(i) If the Shares are listed on any established stock exchange or a national market system, including without limitation the NASDAQ National Market system, or the NASDAQ SmallCap Market of the NASDAQ Stock Market, the Fair Market Value shall be the closing sales price for such Shares (or the closing bid, if no sales were reported), as quoted on such exchange or system for the last market trading day prior to time of determination, as reported in the Wall Street Journal, or such other source as the Board deems reliable.

Without derogating from the above, solely for the purpose of determining the tax liability pursuant to Section 102(b)(3) of the Ordinance, if at the Date of Grant the Company’s shares are listed on any established stock exchange or a national market system or if the Company’s shares will be registered for trading within ninety (90) days following the Date of Grant, the Fair Market Value of a Share at the Date of Grant shall be determined in accordance with the average value of the Company’s shares on the thirty (30) trading days preceding the Date of Grant or on the thirty (30) trading days following the date of registration for trading, as the case may be;

(ii) If the Shares are regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value shall be the mean between the high bid and low asked prices for the Shares on the last market trading day prior to the day of determination, or;

(iii) In the absence of an established market for the Shares, the Fair Market Value thereof shall be determined in good faith by the Board.

2.16	“ISOP” means this 2003 Israeli Share Option Plan, as amended.

2.17	“ITA” means the Israeli Tax Authorities.

2.18	“Non-Employee” means a consultant, adviser, service provider, Controlling Shareholder or any other person who is not an Employee.

2.19	“Ordinary Income Option (OIO)” as defined in Section 5.5 below.

2.20	“Option” means an option to purchase one or more Shares of the Company pursuant to the ISOP.

2.21	(a) “102 Option” means any Option granted to Employees pursuant to Section 102 of the Ordinance.

(b) “102 Share” means any Share granted to Employee pursuant to Section 102 of the Ordinance. 102 Options and 102 Shares are available for grant and issuance to Employees selected by the Board.

(c) “102 Award” means any of “102 Option” or “102 Share”, as applicable.

2.22	“3(i) Option” means an Option granted pursuant to Section 3(i) of the Ordinance to any person who is Non- Employee.

2.23	“Grantee” means a person who receives or holds an Option or Share under the ISOP.

2.24	“Grant Agreement” means an agreement between the Company and a Grantee that sets out the terms and conditions of a grant of an Option or an issuance of Shares.

2.25	“Ordinance” means the Israeli Income Tax Ordinance [New Version]-1961 as now in effect or as hereafter amended.

2.26	“Purchase Price” means the price for each Share subject to an Option.

2.27	“Retirement” shall mean Grantee's retirement pursuant to applicable law or in accordance with the terms of any tax-qualified retirement plan maintained by the Company or any of its Affiliates in which the Grantee participates.

2.28	“Section 102” means Section 102 of the Ordinance as now in effect or as hereafter amended.

2.29	“Share” means the Ordinary Share, of no par value each, of the Company.

2.30	“Successor Company” means any entity the Company is merged to or is acquired by, in which the Company is not the surviving entity.

2.31	“Transaction” means (i) merger, acquisition or reorganization of the Company with one or more other entities in which the Company is not the surviving entity or becomes wholly owned by an acquirer (e.g. reverse triangular merger), (ii) a sale of all or substantially all of the assets of the Company, (iii) a sale of shares of the Company following which it is no longer a public company; (iv) such other transaction with a similar effect, as shall be determined by the Board in each case, other than a transaction or series of related transaction for the sole purpose of effecting a change in domicile of the Company.

2.31	“Trustee” means any individual appointed by the Company to serve as a trustee and approved by the ITA, all in accordance with the provisions of Section 102(a) of the Ordinance.

2.32	(a) “Unapproved 102 Option” means an Option granted pursuant to Section 102(c) of the Ordinance and not held in trust by a Trustee.

(b) “Unapproved 102 Share” means a Share issued pursuant to Section 102(c) of the Ordinance and not held in trust by a Trustee.

(c) “Unapproved 102 Award” means any of “Unapproved 102 Option” or “Unapproved 102 Share”, as applicable.

2.33	“Vested Option” means any Option, which has already been vested according to the Vesting Dates.

2.34	“Vesting Dates” means, as determined by the Board, the date as of which the Grantee shall be entitled to exercise the Options or part of the Options, as set forth in section 11 of the ISOP.

3. ADMINISTRATION OF THE ISOP

3.1	The Board shall have the power to administer the ISOP, all as provided by applicable law and in the Company’s Articles of Association.

3.2	The Committee shall select one of its members as its Chairman and shall hold its meetings at such times and places as the Chairman shall determine. The Committee shall keep records of its meetings and shall make such rules and regulations for the conduct of its business as it shall deem advisable.

3.3	The Board shall have the full power and authority to: (i) designate participants; (ii) determine the terms and provisions of the respective Grant Agreements, including, but not limited to, the number of Options or Shares to be granted or issued to each Grantee, the number of Shares to be covered by each Option, provisions concerning the time and the extent to which the Options or Shares may be exercised and the nature and duration of restrictions as to the transferability or restrictions constituting substantial risk of forfeiture and to cancel or suspend awards, as necessary; (iii) determine the Fair Market Value of the Shares or of the Shares covered by each Option; (iv) make an election as to the type of the Approved 102 Award; and (v) designate the type of Options or Shares.

In Addition the Board shall have the full power and authority to (i) alter any restrictions and conditions of any Options, Shares or Shares subject to any Options; (ii) interpret the provisions and supervise the administration of the ISOP; (iii) accelerate the right of an Grantee to exercise in whole or in part, any previously granted Options or Shares; (iv) determine the Purchase Price of the Option; (v) prescribe, amend and rescind rules and regulations relating to the ISOP; and (vi) make all other determinations deemed necessary or advisable for the administration of the ISOP.

3.4	The Board shall have the authority to grant, at its discretion, to the holder of an outstanding Option or Shares, in exchange for the surrender and cancellation of such Options or Shares, new Options or Shares having a purchase price equal to, lower than or higher than the Purchase Price of the original Option or Share so surrendered and canceled and containing such other terms and conditions as the Board may prescribe in accordance with the provisions of the ISOP.

3.5	Subject to the Company’s Articles of Association, all decisions and selections made by the Board pursuant to the provisions of the ISOP shall be made by a majority of its members except that no member of the Board shall vote on, or be counted for quorum purposes, with respect to any proposed action of the Board relating to any Option or Share to be granted to that member. Any decision reduced to writing shall be executed in accordance with the provisions of the Company’s Articles of Association, as the same may be in effect from time to time.

3.6	The interpretation and construction by the Board of any provision of the ISOP or of any Grant Agreement thereunder shall be final and conclusive unless otherwise determined by the Board.

3.7	Subject to the Company’s Articles of Association and the Company’s decision, and to all approvals legally required, including, but not limited to the provisions of the Companies Law, each member of the Board or the Committee shall be indemnified and held harmless by the Company against any cost or expense (including counsel fees) reasonably incurred by him, or any liability (including any sum paid in settlement of a claim with the approval of the Company) arising out of any act or omission to act in connection with the ISOP unless arising out of such member's own fraud or bad faith, to the extent permitted by applicable law. Such indemnification shall be in addition to any rights of indemnification the member may have as a director or otherwise under the Company's Articles of Association, any agreement, any vote of shareholders or disinterested directors, insurance policy or otherwise.

4. DESIGNATION OF PARTICIPANTS

4.1	The Board shall have the authority to issue and grant to Grantees under this ISOP: (i) Shares; and (ii) Options.

4.2	The persons eligible for participation in the ISOP as Grantees shall include any Employees and/or Non-Employees of the Company or of any Affiliate; provided, however, that (i) Employees may only be granted 102 Awards; (ii) Non-Employees may only be granted 3(i) Options; and (iii) Controlling Shareholders may only be granted 3(i) Options.

4.3	The grant of Options or issuance of Shares hereunder shall neither entitle the Grantee to participate nor disqualify the Grantee from participating in, any other grant of Options or issuance of Shares pursuant to the ISOP or any other option or share plan of the Company or any of its Affiliates.

4.4	Anything in the ISOP to the contrary notwithstanding, all grants of Options or issuances of Shares to directors and office holders shall be authorized and implemented in accordance with the provisions of the Companies Law or any successor act or regulation, as in effect from time to time.

5. DESIGNATION OF OPTIONS OR SHARES PURSUANT TO SECTION 102

5.1	The Company may designate Options or Shares granted or issued to Employees pursuant to Section 102 as Unapproved 102 Awards or Approved 102 Awards.

5.2	The grant of Approved 102 Awards shall be made under this ISOP adopted by the Board as described in Section 15 below, and shall be conditioned upon the approval of this ISOP by the ITA as required by Section 102.

5.3	Approved 102 Awards may either be classified as Capital Gain Option (“CGO”) or Ordinary Income Option (“OIO”).

5.4	Approved 102 Awards elected and designated by the Company to qualify under the capital gain tax treatment in accordance with the provisions of Section 102(b)(2) shall be referred to herein as CGO.

5.5	Approved 102 Awards elected and designated by the Company to qualify under the ordinary income tax treatment in accordance with the provisions of Section 102(b)(1) shall be referred to herein as OIO.

5.6	The Company’s election of the type of Approved 102 Awards as CGO or OIO granted to Employees (the “Election”), shall be appropriately filed with the ITA before the Date of Grant of an Approved 102 Award. Such Election shall become effective beginning the first Date of Grant of an Approved 102 Award under this ISOP and shall remain in effect until the end of the year following the year during which the Company first granted Approved 102 Award. The Election shall obligate the Company to grant only the type of Approved 102 Award it has elected, and shall apply to all Grantees who were granted Approved 102 Award during the period indicated herein, all in accordance with the provisions of Section 102(g) of the Ordinance. For the avoidance of doubt, such Election shall not prevent the Company from granting Unapproved 102 Awards simultaneously.

5.7	All Approved 102 Awards must be held in trust by a Trustee, as described in Section 6 below.

5.8	For the avoidance of doubt, the designation of Unapproved 102 Award and Approved 102 Award shall be subject to the terms and conditions set forth in Section 102 of the Ordinance and the regulations promulgated thereunder.

5.9	With regards to Approved 102 Awards, the provisions of the ISOP and/or the Grant Agreement shall be subject to the provisions of Section 102 and the Tax Assessing Officer’s permit, and the said provisions and permit shall be deemed an integral part of the ISOP and of the Grant Agreement. Any provision of Section 102 and/or the said permit which is necessary in order to receive and/or to keep any tax benefit pursuant to Section 102, which is not expressly specified in the ISOP or the Grant Agreement, shall be considered binding upon the Company and the Grantees.

6. TRUSTEE

6.1	Approved 102 Options which shall be granted under the ISOP and/or any Shares allocated or issued upon exercise of such Approved 102 Awards and/or other shares received subsequently following any realization of rights, including without limitation bonus shares, shall be allocated or issued to the Trustee and held for the benefit of the Grantees for such period of time as required by Section 102 or any regulations, rules or orders or procedures promulgated thereunder (the “Holding Period”). In the case the requirements for Approved 102 Awards are not met, then the Approved 102 Awards may be treated as Unapproved 102 Awards, all in accordance with the provisions of Section 102 and regulations promulgated thereunder.

6.2	Notwithstanding anything to the contrary, the Trustee shall not release any Shares allocated or issued upon exercise of Approved 102 Awards prior to the full payment of the Grantee’s tax liabilities arising from Approved 102 Awards which were granted or issued to him/her and/or any Shares allocated or issued upon exercise of the Options.

6.3	With respect to any Approved 102 Award, subject to the provisions of Section 102 and any rules or regulation or orders or procedures promulgated thereunder, a Grantee shall not sell or release from trust any Share received upon the exercise of an Approved 102 Award and/or any share received subsequently following any realization of rights, including without limitation, bonus shares, until the lapse of the Holding Period required under Section 102 of the Ordinance. Notwithstanding the above, if any such sale or release occurs during the Holding Period, the sanctions under Section 102 of the Ordinance and under any rules or regulation or orders or procedures promulgated thereunder shall apply to and shall be borne by such Grantee.

6.4	Upon receipt of Approved 102 Award, the Grantee will sign an undertaking to release the Trustee from any liability in respect of any action or decision duly taken and bona fide executed in relation with the ISOP, or any Approved 102 Award or Share granted or issued to him/her thereunder.

7. SHARES RESERVED FOR THE ISOP; RESTRICTION THEREON

7.1	The Company has reserved 1,000,000 (one million) authorized but unissued Shares, for the purposes of the ISOP and for the purposes of any other share option plans which may be adopted by the Company in the future, subject to adjustment as set forth in Section 9 below. Any Shares which remain unissued and which are not subject to the outstanding Options at the termination of the ISOP shall cease to be reserved for the purpose of the ISOP, but until termination of the ISOP the Company shall at all times reserve sufficient number of Shares to meet the requirements of the ISOP. Should any Option for any reason expire or be canceled prior to its exercise or relinquishment in full, the Shares subject to such Option may again be subjected to an Option under the ISOP or under the Company’s other share option plans.

7.2	Each award granted pursuant to the ISOP, shall be evidenced by a written Grant Agreement between the Company and the Grantee, in such form as the Board shall from time to time approve. Each Grant Agreement shall state, among other matters, the number of Shares or Shares to which the Option relates, the type of the award granted thereunder (whether a CGO, OIO, Unapproved 102 Option or a 3(i) Option), the Vesting Dates, the Purchase Price per share, the Expiration Date and such other terms and conditions as the Board in its discretion may prescribe, provided that they are consistent with this ISOP.

7.3	Without derogating from the rights and powers of the Board, each unexercised Option granted pursuant to the ISOP shall expire upon the earlier of: (i) the tenth (10th) anniversary of the Date of Grant thereof, (ii) the effective date of the termination of the Grantee’s employment or engagement, provided that the Board may establish a shorter or a longer term for an Option, as well as circumstances under which such Option shall be cancelled or expire, all as further set forth in Section 10 below.

8. PURCHASE PRICE

8.1	The Purchase Price of each Share subject to an Option shall be determined by the Board in its sole and absolute discretion in accordance with applicable law, subject to any guidelines as may be determined by the Board from time to time. Each Grant Agreement will contain the Purchase Price determined for each Grantee.

8.2	The Purchase Price shall be payable upon the exercise of the Option in a form satisfactory to the Board, including without limitation, by cash or check. The Board shall have the authority to postpone the date of payment on such terms as it may determine.

8.3	The Purchase Price shall be denominated in the currency of the primary economic environment of, either the Company or the Grantee (that is the functional currency of the Company or the currency in which the Grantee is paid) as determined by the Company.

8.4	With respect to 102 Shares issued pursuant to this ISOP, the Grantee shall be obligated to pay, in consideration for the issuance of the Shares, the price therefor which was fixed by the Board, if any. The method of, and due date for, payment of the consideration in connection with the issuance of 102 Shares, shall be determined by the Board.

9. ADJUSTMENTS

Upon the occurrence of any of the following described events, Grantee's rights to purchase Shares under the ISOP shall be adjusted as hereafter provided:

9.1	In the event of Transaction, the unexercised Options then outstanding under the ISOP shall be assumed or substituted for an appropriate number of shares of each class of shares or other securities of the Successor Company (or a parent or subsidiary of the Successor Company) as were distributed to the shareholders of the Company in connection and with respect to the Transaction. In the case of such assumption and/or substitution of Options, appropriate adjustments shall be made to the Purchase Price so as to reflect such action and all other terms and conditions of the Grant Agreements shall remain unchanged, including but not limited to the vesting schedule, all subject to the determination of the Committee or the Board, which determination shall be in their sole discretion and final. The Company shall notify the Grantee of the Transaction in such form and method as it deems applicable at least ten (10) days prior to the effective date of such Transaction.

9.2	Notwithstanding the above and subject to any applicable law, the Board shall have full power and authority to determine that if in any such Transaction as described in section 9.1 above, the Successor Company (or parent or subsidiary of the Successor Company) does not agree to assume or substitute for the Options, the Vesting Dates shall be accelerated so that any unvested Option or any portion thereof shall be immediately vested as of the date which is ten (10) days prior to the effective date of the Transaction.

9.3	For the purposes of section 9.1 above, an Option shall be considered assumed or substituted if, following the Transaction, the Option confers the right to purchase or receive, for each Share underlying an Option immediately prior to the Transaction, the consideration (whether shares, options, cash, or other securities or property) received in the Transaction by holders of shares held on the effective date of the Transaction (and if such holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares); provided, however, that if such consideration received in the Transaction is not solely ordinary shares (or their equivalent) of the Successor Company or its parent or subsidiary, the Board may, with the consent of the Successor Company, provide for the consideration to be received upon the exercise of the Option to be solely ordinary shares (or their equivalent) of the Successor Company or its parent or subsidiary equal in Fair Market Value to the per Share consideration received by holders of a majority of the outstanding shares in the Transaction; and provided further that the Board may determine, in its discretion, that in lieu of such assumption or substitution of Options for options of the Successor Company or its parent or subsidiary, such Options will be substituted for any other type of asset or property including cash which is fair under the circumstances.

9.4	If the Company is voluntarily liquidated or dissolved while unexercised Options remain outstanding under the ISOP, the Company shall immediately notify all unexercised Option holders of such liquidation, and the Option holders shall then have ten (10) days to exercise any unexercised Vested Option held by them at that time, in accordance with the exercise procedure set forth herein. Upon the expiration of such ten-days period, all remaining outstanding Options will terminate immediately.

9.5	If the outstanding shares of the Company shall at any time be changed or exchanged by declaration of a share dividend (bonus shares), share split, combination or exchange of shares, recapitalization, or any other like event by or of the Company, and as often as the same shall occur, then the number, class and kind of the Shares subject to the ISOP or subject to any Options therefore granted, and the Purchase Prices, shall be appropriately and equitably adjusted so as to maintain the proportionate number of Shares without changing the aggregate Purchase Price, provided, however, that no adjustment shall be made by reason of the distribution of subscription rights (rights offering) on outstanding shares. Upon happening of any of the foregoing, the class and aggregate number of Shares issued or issuable pursuant to the ISOP (as set forth in Section 7 hereof), in respect of which Options have not yet been exercised, shall be appropriately adjusted, all as will be determined by the Board whose determination shall be final.

10. TERM AND EXERCISE OF OPTIONS

10.1	Options or portion thereof shall be exercised by the Grantee by giving written notice to the Company and/or to any third party designated by the Company (the “Representative”), in such form and method as may be determined by the Company and when applicable, by the Trustee in accordance with the requirements of Section 102, which exercise shall be effective upon receipt of such notice by the Company and/or the Representative and the payment of the Purchase Price at the Company’s or the Representative’s principal office. The notice shall specify the number of Shares with respect to which the Option is being exercised.

10.2	Options, to the extent not previously exercised, shall terminate forthwith upon the earlier of: (i) the date set forth in the Grant Agreement; and (ii) the expiration of any extended period in any of the events set forth in section 10.5 below.

10.3	The Options may be exercised by the Grantee in whole at any time or in part from time to time, to the extent that the Options become vested and exercisable, prior to the Expiration Date, and provided that, subject to the provisions of section 10.5 below, the Grantee is employed by or providing services to the Company or any of its Affiliates, at all times during the period beginning with the granting of the Option and ending upon the date of exercise.

10.4	Subject to the provisions of section 10.5 below, in the event of termination of Grantee’s employment or services, with the Company or any of its Affiliates, all Options granted to such Grantee will immediately expire. A notice of termination of employment or service shall be deemed to constitute termination of employment or service. For the avoidance of doubt, in case of such termination of employment or service, the unvested portion of the Grantee’s Option shall not vest and shall not become exercisable.

10.5	Notwithstanding anything to the contrary hereinabove and unless otherwise determined in the Grantee’s Grant Agreement, an Option may be exercised after the date of termination of Grantee's employment or service with the Company or any Affiliates during an additional period of time beyond the date of such termination, but only with respect to the number of Vested Options at the time of such termination according to the Vesting Dates, if:

(i)	termination is without Cause, in which event any Vested Option still in force and unexpired may be exercised within a period of ninety (90) days after the date of such termination; or-

(ii)	termination is the result of death or disability of the Grantee, in which event any Vested Option still in force and unexpired may be exercised subject to the period determined in section 15.

(iii)	prior to the date of such termination, the Board shall authorize an extension of the terms of all or part of the Vested Options beyond the date of such termination for a period not to exceed the period during which the Options by their terms would otherwise have been exercisable.

(iv)	termination is the result of Retirement of the Grantee, in which event any Vested Option still in force and unexpired may be exercised within a period of twelve (12) months after the date of such termination;

For avoidance of any doubt, if termination of employment or service is for Cause, any outstanding unexercised Option (whether vested or non-vested), will immediately expire and terminate, and the Grantee shall not have any right in connection to such outstanding Options.

10.6	To avoid doubt, the Grantees shall not have any of the rights or privileges of shareholders of the Company in respect of any Shares purchasable upon the exercise of any Option, nor shall they be deemed to be a class of shareholders or creditors of the Company for purpose of the operation of sections 350 and 351 of the Companies Law or any successor to such section, until registration of the Grantee as holder of such Shares in the Company’s register of shareholders upon exercise of the Option in accordance with the provisions of the ISOP, but in case of Options and Shares held by the Trustee, subject to the provisions of Section 6 of the ISOP.

10.7	Any form of Grant Agreement authorized by the ISOP may contain such other provisions as the Board may, from time to time, deem advisable.

10.8	With respect to Unapproved 102 Option, if the Grantee ceases to be employed by the Company or any Affiliate, the Grantee shall extend to the Company and/or its Affiliate a security or guarantee for the payment of tax due at the time of sale of Shares, all in accordance with the provisions of Section 102 and the rules, regulation or orders promulgated thereunder.

11. VESTING OF OPTIONS

11.1	Subject to the provisions of the ISOP, each Option shall vest following the Vesting Dates and for the number of Shares as shall be provided in the Grant Agreement. However, no Option shall be exercisable after the Expiration Date.

11.2	An Option may be subject to such other terms and conditions on the time or times when it may be exercised, as the Board may deem appropriate. The vesting provisions of individual Options may vary.

12. PURCHASE FOR INVESTMENT

The Company’s obligation to issue or allocate Shares, including upon exercise of an Option granted under the ISOP is expressly conditioned upon: (a) the Company’s completion of any registration or other qualifications of such Shares under all applicable laws, rules and regulations or (b) representations and undertakings by the Grantee (or his legal representative, heir or legatee, in the event of the Grantee’s death) to assure that the sale of the Shares complies with any registration exemption requirements which the Company in its sole discretion shall deem necessary or advisable. Such required representations and undertakings may include representations and agreements that such Grantee (or his legal representative, heir, or legatee): (a) is purchasing such Shares for investment and not with any present intention of selling or otherwise disposing thereof; and (b) agrees to have placed upon the face and reverse of any certificates evidencing such Shares a legend setting forth (i) any representations and undertakings which such Grantee has given to the Company or a reference thereto and (ii) that, prior to effecting any sale or other disposition of any such Shares, the Grantee must furnish to the Company an opinion of counsel, satisfactory to the Company, that such sale or disposition will not violate the applicable laws, rules, and regulations, whether of the State of Israel or of the United States or any other State having jurisdiction over the Company and the Grantee.

13. DIVIDENDS

With respect to all Shares (but excluding, for avoidance of any doubt, any unexercised Options) allocated or issued hereunder, including inter alia upon the exercise of Options granted hereunder by the Grantee and held by the Grantee or by the Trustee, as the case may be, the Grantee shall be entitled to receive dividends in accordance with the quantity of such Shares, subject to the provisions of the Company’s Articles of Association (and all amendments thereto) and subject to any applicable taxation on distribution of dividends, and when applicable subject to the provisions of Section 102 and the rules, regulations or orders promulgated thereunder.

14. RESTRICTIONS ON ASSIGNABILITY AND SALE OF OPTIONS

14.1	No Option or any right with respect thereto, purchasable hereunder, whether fully paid or not, shall be assignable, transferable or given as collateral or any right with respect to it given to any third party whatsoever, except as specifically allowed under the ISOP, and during the lifetime of the Grantee each and all of such Grantee's rights to purchase Shares hereunder shall be exercisable only by the Grantee.

Any such action made directly or indirectly, for an immediate validation or for a future one, shall be void.

14.2	As long as Options and/or Shares are held by the Trustee on behalf of the Grantee, all rights of the Grantee over the Shares are personal, cannot be transferred, assigned, pledged or mortgaged, other than by will or pursuant to the laws of descent and distribution.

15. EFFECTIVE DATE AND DURATION OF THE ISOP

The ISOP shall be effective as of the day it was adopted by the Board and shall terminate at May 31, 2033.

16. AMENDMENTS OR TERMINATION

The Board may at any time, but when applicable, after consultation with the Trustee, amend, alter, suspend or terminate the ISOP. No amendment, alteration, suspension or termination of the ISOP shall impair the rights of any Grantee, unless mutually agreed otherwise between the Grantee and the Company, which agreement must be in writing and signed by the Grantee and the Company. Termination of the ISOP shall not affect the Board’s ability to exercise the powers granted to it hereunder with respect to Options or Shares granted under the ISOP prior to the date of such termination, and the ISOP shall continue to apply to those awards granted prior to its termination (including Shares issued after the termination of the ISOP but which were the subject of awards which were granted prior to the expiration of the ISOP).

17. GOVERNMENT REGULATIONS

The ISOP, and the granting and exercise of Options or issuance of Shares hereunder, and the obligation of the Company to sell and deliver Shares under such Options, shall be subject to all applicable laws, rules, and regulations, whether of the State of Israel or of the United States or any other State having jurisdiction over the Company and the Grantee, including the registration of the Shares under the United States Securities Act of 1933, and the Ordinance and to such approvals by any governmental agencies or national securities exchanges as may be required. Nothing herein shall be deemed to require the Company to register the Shares under the securities laws of any jurisdiction.

18. CONTINUANCE OF EMPLOYMENT OR HIRED SERVICES

Neither the ISOP nor the Grant Agreement with the Grantee shall impose any obligation on the Company or an Affiliate thereof, to continue any Grantee in its employ or service, and nothing in the ISOP or in any Option granted or Shares issued pursuant thereto shall confer upon any Grantee any right to continue in the employ or service of the Company or an Affiliate thereof or restrict the right of the Company or an Affiliate thereof to terminate such employment or service at any time.

19. GOVERNING LAW & JURISDICTION

The ISOP shall be governed by and construed and enforced in accordance with the laws of the State of Israel applicable to contracts made and to be performed therein, without giving effect to the principles of conflict of laws. The competent courts of Tel Aviv, Israel shall have sole jurisdiction in any matters pertaining to the ISOP.

20. TAX CONSEQUENCES

20.1	Any tax consequences arising from the grant or exercise of any Option, from the payment for Shares covered thereby or from any other event or act (of the Company and/or its Affiliates, the Trustee or the Grantee), hereunder, shall be borne solely by the Grantee. The Company and/or its Affiliates and/or the Trustee shall withhold taxes according to the requirements under the applicable laws, rules, and regulations, including withholding taxes at source. Furthermore, the Grantee shall agree to indemnify the Company and/or its Affiliates and/or the Trustee and hold them harmless against and from any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Grantee.

20.2	The Company and/or, when applicable, the Trustee shall not be required to release any Share certificate to an Grantee until all required payments have been fully made.

21. NON-EXCLUSIVITY OF THE ISOP

The adoption of the ISOP by the Board shall not be construed as amending, modifying or rescinding any previously approved incentive arrangements or as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of Options or issuing Shares otherwise than under the ISOP, and such arrangements may be either applicable generally or only in specific cases.

For the avoidance of doubt, prior grant of options to Grantees or issuance of Shares of the Company under their employment agreements, and not in the framework of any previous option plan, shall not be deemed an approved incentive arrangement for the purpose of this Section.

22. MULTIPLE AGREEMENTS

The terms of each award granted hereunder may differ from other awards granted under the ISOP at the same time, or at any other time. The Board may also grant more than one award to a given Grantee during the term of the ISOP, either in addition to, or in substitution for, one or more awards previously granted to that Grantee.

23. DATA PRIVACY

Grantee, by signing the Grant Agreement, explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of Grantee’s personal data (the “Data”) for the purpose of implementing, administering and managing Grantee’s participation in this ISOP. Grantee understands that Data may be transferred to any third parties assisting the Company with the implementation, administration and management of this ISOP, as well as to prospective acquirers of the Company or investors therein for due diligence purposes and to brokers, escrow agents, trustees or other third parties with whom the issued Shares may be deposited.

*       *       *

Exhibit B

Compensation Policy

Compensation Policy for Directors and Officers of B.O.S. Better Online Solutions Ltd.

(the “Company” or “BOS”)

October 31, 2023

Table of Contents

1	Background	1
2	The purpose of the Document and its Contents	1
3	Compensation Objectives	1
4	Officers Compensation	2
	4.1 Remuneration structure and components	2
	4.2 Base Salary for Officers	2
	4.3 Benefits and Perquisites – for Officers	3
	4.4 Bonus – Variable Compensation for Officers	4
	4.5 Equity based compensation - for Officers	5
	4.6 Retirement and Termination of Service Arrangements	6
	4.7 Non-Employee Directors’ Compensation	6
	4.8 Insurance, Exculpation and Indemnification	7
5	Management and Control	7
6	The Ratio of Officers’ Compensation to that of other Company Employees	7
7	Clawback Policy – Exhibit A	8

B-i

1.	Background

Amendment No. 20 to the Israeli Companies Law, 5759-1999 (the “Companies Law”) was enacted on November 5, 2012, and came into effect on December 1, 2012. This amendment mandates the adoption of a compensation policy for executive officers and directors in publicly-traded companies, and defines a special procedure for authorizing employment terms for executives.

On November 28, 2012, the Company’s Board of Directors appointed a Compensation Committee.

Under the Companies Law, the Compensation Committee is responsible for: (i) making recommendations to the Board of Directors with respect to the Compensation Policy applicable to the Company’s Office Holders and any extensions thereto; (ii) providing the Board of Directors with recommendations with respect to any amendments or updates to the Compensation Policy, and periodically reviewing the implementation thereof; (iii) reviewing and approving arrangements with respect to the terms of office and employment of Office Holders; and (iv) determining whether or not to exempt a transaction with a candidate for the position of Chief Executive Officer from shareholder approval.

The Compensation Policy is a multi-year policy, which shall be in effect for a period of three years from the date of its approval by Company’s shareholders. The Compensation Committee and the Board of Directors shall review the Compensation Policy from time to time, as required by the Companies Law. The Compensation Policy shall be reapproved as required by the Companies Law, every three years.

2.	The Purpose of the Document and its Contents

The purpose of the document is to define the Compensation Policy for the Office Holders in BOS, and present the guiding principles for the compensation.

For purposes of this Policy, “Officers” shall mean “Office Holders” as such term is defined in the Companies Law, excluding, unless otherwise expressly indicated herein, BOS’ directors who are not employees or service providers of the Company.

3.	Compensation Objectives

●	Attract, motivate, retain and reward highly experienced personnel in competitive labor markets.

●	Improve business results and strategy implementation, and support work-plan’s goals, through a long term perspective.

●	Drive Officers to create long-term economic value for the Company.

●	Create appropriate incentives taking into account, inter alia, the Company’s interest in preventing excessive risk taking.

●	Create a clear correlation between an individual’s compensation and both the Company’s and the individual’s performance.

●	Align Officers’ interests with those of the Company and its shareholders and incentivize achievement of long-term goals.

●	Create fair and reasonable incentives, considering the Company’s size, characteristics and type of activity.

●	Support market-driven pay decisions and ensure pay levels are set according to comparable market rates.

●	Create a desired and suitable balance between fixed and variable pay components.

4.	Officers Compensation

4.1.	Remuneration Structure and Components

Compensation components under this Compensation Policy may include the following:

●	Base Salary – a fixed monetary compensation paid monthly (may also include global overtime payment).

●	Benefits and perquisites – programs designed to supplement cash compensation, based on local market practice for comparable positions and as may be required under applicable law.

●	Bonus – variable cash incentive paid annually, designed to reward officers based on both the Company’s results and achievement of individual predetermined goals.

●	Equity based compensation – variable equity based compensation designed to retain officers, align officers’ and shareholders’ interests and incentivize achievement of long-term goals.

●	Retirement and termination of service arrangements – a fixed adaptation grant, in addition to the payment related to the advance Notice Period.

BOS’ Officers’ remuneration package is tailored to best suit the Company’s characteristics and operations; and is designed to serve the Company’s long-term goals and balance correctly between encouraging performance and limiting unwarranted risks.

A non-material change in the compensation package of an Officer who reports to the Chief Executive Officer and who is not serving as a director of the Company may be approved solely by the Chief Executive Officer, provided that the terms of compensation of such Officer will continue to meet the requirements of this Compensation Policy.

For these purposes, a change of up to 10% of the Base Salary of such Officer shall be deemed to be non-material.

4.2.	Base Salary for Officers

The base payment compensates the Officer for his/her time and effort in performing his/her tasks and reflects the Officer’s role, skills, qualifications, experience and market value (the “Base Salary”).

The Base Salary for newly hired Officers will be set based on the following considerations:

●	Role and the business responsibilities.

●	Professional experience, education, expertise and qualifications.

●	Previous compensation paid to the Officer, before joining the Company and/or for previous roles within the Company.

●	Internal comparison: (a) the Base Salary of comparable BOS’ Officers; (b) the ratio between the overall compensation of the Officer and the average and median salary of other employees of the Company; and (c) the effect of the salary differences on the workforce atmosphere and relationships.

●	External comparison – the Base Salary of each Officer shall not exceed the average Base Salary of holders of similar positions in the Company’s peer group. This creates a desired balance between the Company’s costs and the need to maintain competitiveness in the relevant labor markets. The Company’s peer group includes companies with similar employment criteria such as: number of employees (up to twice the amount employed by BOS at a specific time), revenues (up to 3 times of the revenues amount of BOS at that time), and market value (up to 4 times of BOS’ market capitalization). It is recommended to include companies with the same field of business as much as possible.

When deciding on increasing an Officer’s Base Salary, the following considerations shall be applied:

●	Changes to the Officer’s scope of responsibilities and business challenges.

●	The Officer’s professional experience, education, expertise, qualifications and achievements in the Company.

●	The need to retain the Officer, including related aspects such as competing job offers or the availability of alternative talent in the relevant labor market.

●	Inflation rate since the last Base Salary update.

●	The Company’s financial state.

●	Internal comparison - (a) Base Salary of comparable BOS’ Officers; (b) the ratio between the overall compensation of the Officer and the average and median salary of other employees of the Company; and (c) the effect of the salary differences on the workforce atmosphere and relationships.

●	External comparison - the Base Salary of each Officer shall be targeted towards the average Base Salary of holders of similar positions in the Company’s peer group, and shall not exceed such average, creating a desired combination between balancing the Company’s costs and maintaining competitiveness in the relevant labor markets.

4.3.	Benefits and Perquisites – for Officers

BOS’ benefit plans are designed to supplement cash compensation, based on local market practice for comparable positions, and are subject to the Israeli labor laws.

The Company shall offer its Officers market-competitive benefit plans, which may include the following:

●	Pension and savings – subject to applicable law, Officers may be offered a choice between any combination of executive insurance and pension fund.

●	Disability insurance – the Company may purchase disability insurance for its Officers; premium will not exceed 2.5% of the monthly salary.

●	Providence fund – Officers may be entitled to a providence fund provision at the expense of the Company, which shall not exceed 7.5% of the monthly salary.

●	Convalescence pay – Officers are entitled to convalescence pay according to applicable law.

●	Vacation – Officers are entitled to annual vacation days pursuant to their employment agreement, up to 25 days per annum, and no less than the minimal number required under applicable law.

●	Sick days quota – Officers are entitled to up to 18 paid sick days per annum, but no less than such minimal number required under applicable law.

●	Vehicle – car leasing may be offered to Officers on top of their salaries. The Company may gross up the taxation cost.

●	Meals cost reimbursements – according to Company’s policy as shall be from time to time. Tax will be paid by the Officer.

●	Medical health insurance – according to Company’s policy.

●	Out of pocket expenses - reimbursements according to Company’s policy.

●	Severance pay - the Company’s liability for severance pay to its Officers shall be calculated pursuant to the Israeli Severance Pay Law, 1963, except that an Officer may be entitled to receive severance pay even in the event of voluntary resignation.

4.4.	Bonus –Variable Compensation for Officers

BOS’ incentive scheme may include a variable annual incentive, designed to reward Officers based on the achievement of predetermined Company and individual goals (the “Bonus”). The incentive scheme shall take into account the profitability of the Company as a group and/or the profitability of the respective applicable division.

Bonus Threshold

A Bonus shall be payable only if the annual audited consolidated financial statements of BOS or the financial results of the applicable division, as the case may be, reflect a net profit (after taking into account the Officers’ Bonuses), except that in special circumstances, the Board of Directors may grant a Bonus even if there was no net profit in a given year, provided such Bonus is capped at two Base Salaries.

Bonus Criteria

For each calendar year, the Company’s Board may set a Bonus scheme for an Officer, based on one or more of the following criteria: (i) measureable company goal(s); (ii) measureable individual goal(s); and (iii) a discretionary portion.

Measureable Goals

Individual goal(s) for Officers and their respective weight shall be set annually by the Board, according to the Officer’s responsibilities and ability to impact meeting such goals. The Board may also resolve not to set individual goal(s) for an Officer, and in such case, the Officer’s Bonus shall be based upon the Company’s goals.

These goals may be quantitative or qualitative, but measurable, in a way that does not require the use of discretion.

Measurable criteria for the Bonus may include any one or more of the following criteria, in accordance with the following ranges:

Category	Weight	Measurements may include (non-exhaustive list):
Company	70-100%

● Increase in profitability from year to year

● Increase in the Company’s average share price on the market.

● Annual growth in revenues

● Meeting the Company’s budget and work plan.

● Increase in sales overseas

● Net profit

● Prevention of  significant accrual of slow inventory

● Increase in product offerings by new technologies or solutions

Individual	Up to 30%	● Compliance with individual milestones (i.e. marketing and sales goals; financing goals; operational goals) ● Promoting strategic targets ● Compliance with corporate governance rules

Discretionary Bonus

The Company may decide that the Bonus will be granted pursuant to non-measurable criteria, in lieu or in addition to the other components of the Bonus that are based on the Company’s goals and the individual Officer’s goals.

With respect to Officers reporting to the CEO, the discretionary portion of the Bonus may constitute up to the entire Bonus, as recommended by the CEO and approved by the Compensation Committee and the Board, in light of such Officer’s contribution to the Company, provided that the Bonus shall in no event exceed the Bonus Cap.

With respect to the CEO, only an immaterial portion of the Bonus may be discretionary, as shall be set by the Compensation Committee and the Board in light of the CEO’s contribution to the Company.

Special Bonus

Officers may receive a special bonus based on outstanding personal achievement as shall be determined by the Board of Directors, following recommendation and approval of the Compensation Committee.

Such special bonus shall not exceed 2 monthly salaries of the Officer.

Bonus Cap

The total annual Bonus for an Officer (including any discretionary and/or special bonus, if applicable) will be capped at 5 monthly Base Salaries, and may be paid, in whole or in part, in cash, equity or a combination thereof (the “Bonus Cap”).

Bonus Plan Stipulations

The Bonus plan for each Officer shall be deemed to include the following stipulations:

●	The Board of Directors may reduce a Bonus by up to 20% of the amount, at its sole discretion.

●

Compensation Recovery: A claw back policy (the “Clawback Policy”), allowing the recovery of money paid based on incorrect financial statements, which was later restated in the Company’s financial reports (restatement).

The terms and conditions for the Clawback Policy are attached hereto as Exhibit A.

4.5.	Equity Based Compensation - for Officers

BOS’ variable equity based compensation is designed to retain Officers, align Officers and shareholders’ interests and incentivize achievement of long-term goals.

The Company shall be entitled to grant Officers share options, Restricted Share Units or any other equity-based compensation (the “Options”).

The grant of the Options shall be in accordance with the Company’s equity compensation policies and programs in place from time to time.

Cap on the value of the annual Options

The value of the Options granted to an Officer (according to acceptable valuation practices at the time of grant), at the date of grant, shall not exceed the amount of the last 5 monthly salaries for such Officer per year of vesting.

General guidelines for the grant of Options:

●	The options shall be granted from time to time and be individually determined and awarded by the Board of Directors according to the performance, skills, qualifications, experience, role and the personal responsibilities of the Officer.

●	At any time all of the outstanding Options granted to Officers and Directors of the Company will not represent more than 15% of BOS’ outstanding (fully diluted) shares.

●	Vesting schedule - The Options will vest and become exercisable annually over a period of three years, in three equal portions, creating desired long-term incentives for the Officers.

●	Exercise price will be set according to the weighted average closing price of the Ordinary Shares on the applicable stock market during the 20 trading days preceding the date of grant.

●	The Options shall have a 5 years expiration period.

Any others terms of the grant will be determined by the Compensation Committee and the Board of Directors, in accordance with applicable law and the Company’s Stock Option Plan.

The Board of Directors shall have discretion to determine a cap to the exercise value of the Options.

4.6.	Retirement and Termination of Service Arrangements

Advance notice

An Officer shall be entitled to an advance notice prior to termination of a period of up to 3 months (the “Notice Period”). During the Notice Period, the Officer is required to keep performing his duties pursuant to his agreement with the Company, unless the Board of Directors (with respect to the CEO) or the CEO (with respect to Officers reporting to the CEO) has released the Officer from such obligation.

Adaptation grant

In case of termination by the Company (except for cases of termination for Cause), an Officer may be eligible for an adaptation grant in addition to the payment related to the advance Notice Period, as depicted in the following table:

	Up to 5 years with the Company	Over 5 years with the Company
President / CEO	-	3 Base Salaries
CFO	-	3 Base Salaries

The adaptation grant is subject to the approval of the Compensation Committee and the Board, based on the following criteria: duration of engagement, terms of the engagement, the Company’s performance during engagement, the Officer’s contribution to the achievement of the Company’s goals, and the circumstances of the termination of engagement.

In no event shall the payment to an Officer for Notice Period together with the adaptation grant exceed a total of 6 Base Salaries.

4.7	Non-Employee Directors’ Compensation

The directors of BOS, who are not employees or service providers of the Company, shall be entitled to remuneration (in the form of both an annual payment and per-meeting participation payment) not exceeding the maximum amount payable to the external directors of the Company (whether at the time the Company has serving external directors or not) pursuant to the Regulations of External Directors, and to reimbursement of out-of-pocket expenses.

For the purposes of this Compensation Policy, “Regulations of External Directors” shall mean the Companies Regulations (Rules on Remuneration and Expenses of External Directors), 2000, and the Companies Regulations (Relief for Public Companies Traded on a Stock Exchange Outside of Israel), 2000, as such regulations may be amended from time to time.

The compensation for the directors (excluding external directors and members of the Compensation Committee) may be paid in Ordinary Shares instead of in cash. Payment in the Company’s Ordinary Shares is made according to the following terms:

●	Payment once a year, at the end of each calendar year.

●	The price per share used for the share consideration calculation will be equal to the weighted average closing price of the Ordinary Shares on the applicable stock market during the 20 trading days ending on December 31st of the applicable year.

In addition, the members of BOS’ Board of Directors (including Company’s Chairman) may be granted equity based compensation, which shall vest and become exercisable annually over a period of 3 years. The equity awarded shall have a fair market value (as shall be determined by the Board of Directors) not to exceed US$ 5,000 per year of vesting, on a linear basis, with respect to each director, and US$ 25,000 per year of vesting, on a linear basis with respect to Company’s Chairman, subject to applicable law and regulations.

The Company may pay additional fees to directors who are also contracted to perform various services to the Company, including but not limited to consulting services, finder fee services, investment-banking services, business development services or other commercial services, as may be determined from time to time by the Compensation Committee, the Board of the Directors, and the shareholders of the Company.

4.8.	Insurance, Exculpation and Indemnification

All directors and Officers at any given time will be covered by the Company’s D&O liability insurance, in such scope and under such terms as shall be determined from time to time by the Board of Directors pursuant to the requirements of the Companies Law.

The Company’s D&O policy will have a liability coverage of up to $5 million per event and per period. In addition, the Company exempts and releases each director and Officer from any and all liability to the Company and indemnifies its directors and Officers, in each case up to the maximum extent permitted by law.

5.	Management and Control

The Board of Directors shall:

(a)	Review the compensation Policy and its implementation and from time to time asses the need for updates.

(b)	Review this Policy whenever business conditions shall warrant such a review.

(c)	Take into account while examining Policy and compensation plans, inter alia, the Company’s profits and revenues, market conditions, business plan, the effect of the Policy on the performance of the Company, work-relations in the Company and any other relevant factors and circumstances.

This Policy will be submitted to shareholders approval at least once in every three years.

6.	The Ratio of Officers’ Compensation to that of other Company Employees

The Company has decided that the ratio of the compensation of each executive, including the President and CEO, to the average and median salary of the rest of the employees (including contractor employees engaged by the Company) will not be higher than 15:1.

Taking into account the senior position of the executive officers and their scope of responsibilities, the Compensation Committee and the Board of Directors consider this ratio to be reasonable, fair and appropriate, and will not hinder working relations in the Company.

Exhibit A

Clawback Policy

1.	Purpose

This Clawback Policy describes the circumstances under which Covered Persons of B.O.S. Better Online Solutions Ltd and any of its direct or indirect subsidiaries (the “Company”) will be required to repay or return Erroneously-Awarded Compensation to the Company. This Policy and any terms used in this Policy shall be construed in accordance with the clawback-related listing standards proposed by the Nasdaq Stock Market (the “Nasdaq Clawback Rules”), as well as the provisions of the Israeli Companies Law of 1999 (the “Companies Law”).

2.	Definitions

For purposes of this Policy, the following capitalized terms shall have the meaning set forth below:

2.1.	“Accounting Restatement” shall mean an accounting restatement (i) due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial restatements that is material to the previously issued financial statements (a “Big R” “Restatement”), or (ii) that corrects an error that is not material to previously issued financial statements, but would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “little r” “restatement”).

2.2.	“Board” shall mean the Board of Directors of the Company.

2.3.	“Clawback-Eligible Incentive Compensation” shall mean, in connection with an Accounting Restatement, any Incentive-Based Compensation Received by a Covered Person (regardless of whether such Covered Person was serving at the time that Erroneously-Awarded Compensation is required to be repaid) (i) on or after October 2, 2023, (ii) after beginning service as a Covered Person, (iii) while the Company has a class of securities listed on a national securities exchange or national securities association and (iv) during the Clawback Period.

2.4.	“Clawback Period” shall mean, with respect to any Accounting Restatement, the three completed fiscal years immediately preceding the Restatement Date and any transition period (that results from a change in the Company’s fiscal year) of less than nine months within or immediately following those three completed fiscal years.

2.5.	“Committee” shall mean the Compensation Committee of the Board.

2.6.	“Covered Person” shall mean any person who is, or was at any time, during the Clawback Period, an Executive Officer of the Company. For the avoidance of doubt, Covered Person may include a former Executive Officer that left the Company, retired or transitioned to an employee role (including after serving as an Executive Officer in an interim capacity) during the Clawback Period. In addition, to the extent required under Israeli law, the other directors shall also be deemed to be Covered Persons.

2.7.	“Erroneously-Awarded Compensation” shall mean the amount of Clawback-Eligible Incentive Compensation that exceeds the amount of Incentive-Based Compensation that otherwise would have been Received had it been determined based on the restated amounts. This amount must be computed without regard to any taxes paid.

2.8.	“Executive Officer” shall mean (i) the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, (ii) or any other person (including an officer of the Company’s parent(s) or subsidiaries) who performs similar policy-making functions for the Company, or (iii) an “Officer” within the meaning set forth in the Companies Law. For the sake of clarity, at a minimum, all persons who would be executive officers pursuant to Rule 401(b) under Regulation S-K shall be deemed “Executive Officers”.

2.9.	“Financial Reporting Measures” shall mean measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and all other measures that are derived wholly or in part from such measures. For purposes of this Policy, Financial Reporting Measures shall include stock price and total shareholder return (and any measures that are derived wholly or in part from stock price or total shareholder return).

2.10.	“Incentive-Based Compensation” shall have the meaning set forth in section 3 below.

2.11.	“Nasdaq” shall mean The Nasdaq Stock Market.

2.12.	“Policy” shall mean this Policy, as the same may be amended and/or restated from time to time.

2.13.	“Received” shall mean Incentive-Based Compensation received, or deemed to be received, in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation is attained, even if the payment or grant occurs after the fiscal period.

2.14.	“Repayment Agreement” shall have the meaning set forth in section 5 below.

2.15.	“Restatement Date” shall mean the earlier of (i) the date the Board, a committee of the Board or the officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date that a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.

2.16.	“SARs” shall mean stock appreciation rights.

2.17.	“SEC” shall mean the U.S. Securities and Exchange Commission.

3.	Incentive-Based Compensation

“Incentive-Based Compensation” shall mean any compensation that is granted, earned or vested wholly or in part upon the attainment of a Financial Reporting Measure.

For purposes of this Policy, specific examples of Incentive-Based Compensation include, but are not limited to:

●	Non-equity incentive plan awards that are earned based, wholly or in part, based on satisfaction of a Financial Reporting Measure performance goal;

●	Bonuses paid from a “bonus pool,” the size of which is determined, wholly or in part, based on satisfaction of a Financial Reporting Measure performance goal;

●	Other cash awards based on satisfaction of a Financial Reporting Measure performance goal;

●	Restricted stock, restricted stock units, performance share units, stock options and SARs that are granted or become vested, wholly or in part, on satisfaction of a Financial Reporting Measure performance goal; and

●	Proceeds received upon the sale of shares acquired through an incentive plan that were granted or vested based, wholly or in part, on satisfaction of a Financial Reporting Measure performance goal.

For purposes of this Policy, Incentive-Based Compensation excludes:

●	Any base salaries (except with respect to any salary increases earned, wholly or in part, based on satisfaction of a Financial Reporting Measure performance goal);

●	Bonuses paid solely at the discretion of the Committee or Board that are not paid from a “bonus pool” that is determined by satisfying a Financial Reporting Measure performance goal;

●	Bonuses paid solely upon satisfying one or more subjective standards and/or completion of a specified employment period;

●	Non-equity incentive plan awards earned solely upon satisfying one or more strategic measures or operational measures; and

●	Equity awards that vest solely based on the passage of time and/or satisfaction of one or more non-Financial Reporting Measures.

4.	Determination and Calculation of Erroneously-Awarded Compensation

In the event of an Accounting Restatement, the Committee shall promptly determine the amount of any Erroneously-Awarded Compensation for each Executive Officer in connection with such Accounting Restatement and shall promptly thereafter provide each Executive Officer with a written notice containing the amount of Erroneously-Awarded Compensation and a demand for repayment or return, as applicable.

4.1.	Cash Awards. With respect to cash awards, the Erroneously-Awarded Compensation is the difference between the amount of the cash award (whether payable as a lump sum or over time) that was Received and the amount that should have been received applying the restated Financial Reporting Measure.

4.2.	Cash Awards Paid From Bonus Pools. With respect to cash awards paid from bonus pools, the Erroneously-Awarded Compensation is the pro rata portion of any deficiency that results from the aggregate bonus pool that is reduced based on applying the restated Financial Reporting Measure.

4.3.	Equity Awards. With respect to equity awards, if the shares, options or SARs are still held at the time of recovery, the Erroneously-Awarded Compensation is the number of such securities Received in excess of the number that should have been received after applying the restated Financial Reporting Measure (or the value in excess of that number). If the options or SARs have been exercised, but the underlying shares have not been sold, the Erroneously-Awarded Compensation is the number of shares underlying the excess options or SARs (or the value thereof). If the underlying shares have already been sold, then the Committee and Board shall determine the amount which most reasonably estimates the Erroneously-Awarded Compensation.

4.4.	Compensation Based on Stock Price or Total Shareholder Return. For Incentive-Based Compensation based on (or derived from) stock price or total shareholder return, where the amount of Erroneously-Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement, the amount shall be determined by the Committee and Board based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received (in which case, the Committee and Board shall maintain documentation of such determination of that reasonable estimate and provide such documentation to Nasdaq in accordance with applicable listing standards).

5.	Recovery of Erroneously-Awarded Compensation

Once the Committee and Board have determined the amount of Erroneously-Awarded Compensation recoverable from the applicable Covered Person, the Committee and Board shall take all necessary actions to recover the Erroneously-Awarded Compensation. Unless otherwise determined by the Committee and Board, the Committee and Board shall pursue the recovery of Erroneously-Awarded Compensation in accordance with the below:

5.1.	Cash Awards. With respect to cash awards, the Committee and Board shall either (i) require the Covered Person to repay the Erroneously-Awarded Compensation in a lump sum in cash (or such property as the Committee and Board agrees to accept with a value equal to such Erroneously-Awarded Compensation) reasonably promptly following the Restatement Date or (ii) if approved by the Committee and Board, offer to enter into a Repayment Agreement (as defined below). If the Covered Person accepts such offer and signs the Repayment Agreement within a reasonable time as determined by the Committee, the Company shall countersign such Repayment Agreement.

5.2.	Unvested Equity Awards. With respect to those equity awards that have not yet vested, the Committee and Board shall take all necessary action to cancel, or otherwise cause to be forfeited, the awards in the amount of the Erroneously-Awarded Compensation.

5.3.	Vested Equity Awards. With respect to those equity awards that have vested and the underlying shares have not been sold, the Committee and Board shall take all necessary action to cause the Covered Person to deliver and surrender the underlying shares in the amount of the Erroneously-Awarded Compensation.

In the event that the Covered Person has sold the underlying shares, the Committee and Board shall either (i) require the Covered Person to repay the Erroneously-Awarded Compensation in a lump sum in cash (or such property as the Committee and Board agree to accept with a value equal to such Erroneously-Awarded Compensation) reasonably promptly following the Restatement Date or (ii) if approved by the Committee and Board, offer to enter into a Repayment Agreement. If the Covered Person accepts such offer and signs the Repayment Agreement within a reasonable time as determined by the Committee, the Company shall countersign such Repayment Agreement.

5.4.	Repayment Agreement. “Repayment Agreement” shall mean an agreement (in a form reasonable acceptable to the Committee) with the Covered Person for the repayment of the Erroneously-Awarded Compensation as promptly as possible without unreasonable economic hardship to the Covered Person.

5.5.	Effect of Non-Repayment. To the extent that a Covered Person fails to repay all Erroneously-Awarded Compensation to the Company when due (as determined in accordance with this Policy), the Company shall take all actions reasonable and appropriate to recover such Erroneously-Awarded Compensation from the applicable Covered Person. Such action may include legal actions, offsetting against future compensation, and other remedies as deemed necessary by the Committee and Board.

The Committee and Board shall have broad discretion to determine the appropriate means of recovery of Erroneously-Awarded Compensation based on all applicable facts and circumstances and taking into account the time value of money and the cost to shareholders of delaying recovery. However, in no event may the Company accept an amount that is less than the amount of Erroneously-Awarded Compensation in satisfaction of a Covered Person’s obligations hereunder.

6.	Discretionary Recovery

Notwithstanding anything herein to the contrary, the Company shall not be required to take action to recover Erroneously-Awarded Compensation if any one of the following conditions are met and the Committee and Board determine that recovery would be impracticable:

6.1.	The direct expenses paid to a third party to assist in enforcing this Policy against a Covered Person would exceed the amount to be recovered, after the Company has made a reasonable attempt to recover the applicable Erroneously-Awarded Compensation, documented such attempts and provided such documentation to Nasdaq;

6.2.	Recovery would violate home country law where that law was adopted prior to November 28, 2022, provided that, before determining that it would be impracticable to recover any amount of Erroneously-Awarded Compensation based on violation of home country law, the Company has obtained an opinion of home country counsel, acceptable to Nasdaq, that recovery would result in such a violation and a copy of the opinion is provided to Nasdaq; or

6.3.	Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

7.	Reporting and Disclosure Requirements

The Company shall file all disclosures with respect to this Policy in accordance with the requirements of the federal securities laws and the Nasdaq Stock Market..

8.	Effective Date

This Policy shall apply to any Incentive-Based Compensation Received on or after October 2, 2023.

9.	No Indemnification

The Company shall not indemnify any Covered Person against the loss of Erroneously-Awarded Compensation and shall not pay, or reimburse any Covered Persons for premiums, for any insurance policy to fund such Covered Person’s potential recovery obligations.

10.	Administration

The Committee and the Board have the discretion to administer this Policy, subject to applicable law. The Committee and the Board shall, subject to the provisions of this Policy, make such determinations and interpretations and take such actions as deems necessary, appropriate or advisable.

11.	Amendment

The Committee and thereafter, the Board may amend this Policy from time to time as and when the Committee and the Board determine that it is legally required by the Companies Law, any federal securities laws, SEC rule or the rules of any national securities exchange or national securities association on which the Company’s securities are then listed. Notwithstanding anything in this section 11 to the contrary, no amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Company contemporaneously with such amendment or termination) cause the Company to violate the Companies Law, any federal securities laws, SEC rule, or the rules of any national securities exchange or national securities association on which the Company’s securities are then listed.

12.	Other Recoupment Rights; No Additional Payments

This Policy will be applied to the fullest extent of the law. The adoption of this Policy does not derogate from any recoupment rights the Company may have under any employment agreement, equity award agreement or any other agreement entered into on or after October 2, 2023. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other rights under applicable law, regulation or rule or pursuant to any similar policy in any employment agreement, equity plan, equity award agreement or similar arrangement and any other legal remedies available to the Company. However, this Policy shall not provide for recovery of Incentive-Based Compensation that the Company has already recovered pursuant to Section 304 of the Sarbanes-Oxley Act or other recovery obligations.

13.	Successors

This Policy shall be binding and enforceable against all Covered Persons and their beneficiaries, heirs, executors, administrators or other legal representatives.